
Lincoln Financial Distributors, Inc.

Exemption Report
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2022


Lincoln Financial Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1).

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

I, Carl R. Pawsat, certify that, to my best knowledge and belief, this Exemption Report is true and correct.



Dated: February 27, 2023   _____

Name: Carl R. Pawsat
Title: VP, Financial and Operations Principal

Duly Authorized Officer Affirmation

Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2022

Lincoln Financial Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). Pursuant to 17 C.F.R. § 240.17a-5(e)(1)(A), the Company is exempt from the requirement to engage an independent public accountant to provide the reports required under 17 C.F.R. § 240.17a-5(d)(1)(i)(C).

This Duly Authorized Officer Affirmation was prepared as required by 17 C.F.R. § 240.17a-5(e)(1) and (2). To the best of its knowledge and belief, the Company states the following:

1. The financial report is true and correct.

2. Neither the broker or dealer, nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as a customer.



Dated: February 27, 2023   _____

Name: Carl R. Pawsat
Title: VP, Financial and Operations Principal